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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: JANUARY 31, 2005
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(h) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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
1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                    Director          X  10% Owner
  TRIUMPH III INVESTORS, INC.                 ALLIED HEALTHCARE INTERNATIONAL INC. (F/K/A      ----                 ----
                                              TRANSWORLD HEALTHCARE, INC.) ("ADH")
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. I.R.S. Identification   4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Day/Year                    below)       below)
                                                Person, if an entity                          -----------------  ------------------
                                                (voluntary)
       c/o TRIUMPH CAPITAL GROUP, INC.
         28 STATE STREET, 37TH FLOOR                                       DECEMBER 11, 2002
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing


                  (Street)                                           5. If Amendment,          (Check Applicable Line)
                                                                        Date of Original   _X_Form filed by One Reporting Person
                                                                        (Month/Day/Year)   ___Form filed by More than One Reporting
                                                                                              Person

  BOSTON           MA               02109                               DECEMBER 10, 2002
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of   2. Trans-  2A. Deemed     3. Trans-     4. Securities Acquired (A)      5. Amount of      6. Owner-     7. Nature
   Security      action      Execution     action        or Disposed of (D)              Securities        ship          of In-
   (Instr. 3)    Date        Date,         Code          (Instr. 3, 4 and 5)             Beneficially      Form:         direct
                             if any        (Instr. 8)                                    Owned Follow-     Direct        Bene-
                 (Month/     (Month/                                                     ing Reported      (D) or        ficial
                 Day/        Day/          ------------------------------------------    Transaction(s)    Indirect      Owner-
                 Year)       Year)                                   (A) or              (Instr. 3         (I)           ship
                                           Code    V       Amount    (D)     Price        and 4)           (Instr. 4)    (Instr. 4)

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                                                                                                                       THROUGH
                                                                                                                     TRIUMPH III
                                                                                                                   INVESTORS, L.P.
COMMON STOCK     12/6/02                   J (2)           10,366      A    $9.03 (2)     13,966 (1) (2)     I         (1) (2)
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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   3A. Deemed   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action       Execution   tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date         Date,       (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/       if any                    posed of (D)             (Month/Day/
                                       Deriv-       Day/         (Month/                   (Instr. 3, 4, and 5)     Year)
                                       ative        Year)        Day/
                                       Security                  Year)


                                                                          --------------------------------------  ----------------
                                                                                                                  Date     Expira-
                                                                                                                  Exer-    tion
                                                                           Code    V        (A)        (D)        cisable  Date

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SERIES A                               1-FOR-1       7/25/02                                                     7/25/02  12/17/08
CONVERTIBLE                                                                                                                  (3)
PREFFERED
STOCK
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RIGHT TO                               $0.00 (2)     12/06/02             J (2)                       10,366      7/25/02  NONE
FUNDING NOTE                                                                                         (1) (2)
(2)
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7. Title and Amount of          8. Price of      9. Number of     10. Ownership     11. Nature of
   Underlying Securities           Derivative       Derivative        Form of           Indirect
   (Instr. 3 and 4)                Security         Securities        Derivative        Beneficial
                                   (Instr. 5)       Beneficially      Securities:       Ownership
                                                    Owned             Direct (D) or     (Instr. 4)
                                                    Following         Indirect (I)
                                                    Reported          (Instr. 4)
                                                    Transaction(s)
   -----------------------                          (Instr. 4)
   Title         Amount or
                 Number of
                 Shares

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COMMON          79,526 (1)        1-FOR-1           79,526 (1)            I            THROUGH
STOCK                                                                                TRIUMPH III
                                                                                      INVESTORS,
                                                                                          L.P
                                                                                          (1)
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COMMON          10,366 (1) (2)                           0
STOCK
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Explanation of Responses:

(1) THE REPORTING PERSON IS A GENERAL PARTNER OF THE PARTNERSHIP THAT BENEFICIALLY OWNS THE REPORTED SECURITIES (TRIUMPH III
    INVESTORS, L.P.). THE REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF THE REPORTED SECURITIES, EXCEPT TO THE EXTENT OF ITS
    PECUNIARY INTEREST THEREIN, WHICH IS INDETERMINATE.

(2) THE REPORTING PERSON IS DEEMED TO HAVE ACQUIRED SHARES OF COMMON STOCK OF ALLIED HEALTHCARE INTERNATIONAL, INC. ("ALLIED")
    RESULTING FROM THE ISSUANCE OF FUNDING NOTES BY ALLIED HEALTHCARE GROUP LIMITED ("AHG"), A U.K. SUBSIDIRY OF ALLIED, DUE IN
    SATISFACTION OF APPROXIMATELY (POUND)59,441 OF ACCRUED AND UNPAID INTEREST IN KIND ON CERTAIN SENIOR SUBORDINATED PROMISSORY
    NOTES ISSUED BY AHG TO A SUBSIDIARY OF PARTNERSHIPS THAT BENEFICIALLY OWN THE REPORTED SECURITIES AND THE EXCHANGE BY THAT
    SUBSIDIARY OF THE FUNDING NOTES FOR COMMON STOCK OF ALLIED. EACH FUNDING NOTE WAS EXCHANGEABLE FOR SHARES OF COMMON STOCK OF
    ALLIED AT THE RATIO OF 0.3488 SHARES FOR EVERY (POUND)2.00 OF FUNDING NOTES. IN ACCORDANCE WITH THE FOREGOING, THE FUNDING
    NOTES WERE EXCHANGED FOR 10,366 SHARES OF COMMON STOCK OF ALLIED ON DECEMBER 6, 2002, RESULTING IN A PURCHASE PRICE OF $9.03
    PER SHARE OF COMMON STOCK.

(3) THIS AMENDMENT NO. 1 TO FORM 4 IS BEING FILED SOLELY TO CORRECT AN INADVERTENT TYPOGRAPHICAL ERROR IN THE INITIAL FILING FROM
    12/17/02 TO 12/17/08.


                                                                 /s/ Frederick S. Moseley IV             12/11/02
                                                                 -----------------------------------     ---------------
                                                                 By: Frederick S. Moseley IV             Date: 12/11/02
                                                                     President

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

        * If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).

       ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
          SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, SEE Instruction 6 for procedure.

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